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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 SCHEDULE 14D-1


                               (AMENDMENT NO. 2)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND


                                  SCHEDULE 13D


                               (AMENDMENT NO. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          DEKALB GENETICS CORPORATION


                           (NAME OF SUBJECT COMPANY)

                            ------------------------


                                MONSANTO COMPANY


                                    (BIDDER)

                            ------------------------


  CLASS B COMMON STOCK, WITHOUT PAR VALUE (WITH RESPECT TO THE SCHEDULE 14D-1)

   CLASS A COMMON STOCK, WITHOUT PAR VALUE (WITH RESPECT TO THE SCHEDULE 13D)

                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  244878 20 3

                        (WITH RESPECT TO SCHEDULE 14D-1)

                                  244878 10 4
                       (WITH RESPECT TO THE SCHEDULE 13D)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               KARL R. BARNICKOL
               ASSOCIATE GENERAL COUNSEL AND ASSISTANT SECRETARY
                                MONSANTO COMPANY
                         800 NORTH LINDBERGH BOULEVARD
                           ST. LOUIS, MISSOURI 63167
                            TELEPHONE: 314-694-1000
                            ------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                    Copy to:

                              JOHN R. SHORT, ESQ.
                   PEPER, MARTIN, JENSEN, MAICHEL AND HETLAGE
                          720 OLIVE STREET SUITE 2400
                           ST. LOUIS, MISSOURI 63101
                            TELEPHONE: 314-421-3850

                                 MARCH 8, 1996



If the filing person has previously filed a statement on Schedule 13G to report, the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /



Check the following box if a fee is being paid with this statement. /X/

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Cusip Nos. 244878 10 4 (for the Class A Common Stock)
           244878 20 3 (for the Class B Common Stock)
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 1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person
       Monsanto Company
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 2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)/ /
                                                                          (b)/ /
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 3  SEC Use Only
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 4  Source of Funds (See Instructions)
            WC
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 5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                                                             / /
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 6  Citizenship or Place of Organization
            Delaware
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 7  Aggregate Amount Beneficially Owned by Each Reporting Person

            Sole Voting Power 80,907 Class A Shares


            Shared Voting Power 0 Class A Shares


            Sole Dispositive Power 80,907 Class A Shares


            Shared Dispositive Power 0 Class A Shares


            Aggregate Amount Beneficially Owned: 80,907 Class A Shares

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 8  Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
    Instructions)                                                            / /
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 9  Percent of Class Represented by Amount in Row (7)

            10.0% Class A Shares


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10  Type of Reporting Person (See Instructions)
            CO
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     This Amendment No. 2 amends and supplements the combined Tender Offer
Statement on Schedule 14D-1 (the "Schedule 14D-1") and the Schedule 13D dated February 7, 1996 filed by Monsanto Company, a Delaware corporation (the "Purchaser"), as amended, and relating to the tender offer by the Purchaser to purchase up to 1,800,000 shares of the Class B common stock, without par value (the "Class B Shares"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"), at a price of $71.00 per Class B Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 1996, and the related Letter of Transmittal (which collectively constitute the "Offer"), which are annexed to and filed with the combined Schedule 14D-1 and Schedule 13D as Exhibits (a)(1) and (a)(2), respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings set forth in the combined Schedule 14D-1 and Schedule 13D.



     ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     (a)-(b) The Offer expired at 12:00 midnight, New York City time, on Wednesday, March 6, 1996. On March 7, 1996, Purchaser announced the acceptance for payment by Purchaser of 1,723,738 outstanding Class B Shares, or approximately 38.4% of the total number of Class B Shares then outstanding pursuant to the Offer (including 72,713 Class B Shares tendered by guaranteed delivery procedures). All Class B Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The text of the press release dated March 7, 1996 and annexed hereto as Exhibit (a)(11) is hereby incorporated herein by reference.



     On March 8, 1996 the Purchaser acquired from the Company 80,907 Class A Shares and 378,000 Class B Shares in accordance with the provisions of the Investment Agreement. The text of the press release dated March 8, 1996 and annexed hereto as Exhibit (a)(12) is hereby incorporated herein by reference.



     After giving effect to the purchase of the Class B Shares which the Purchaser has accepted for payment pursuant to the Offer, Purchaser owns 80,907 Class A Shares (approximately 10.0% of the outstanding Class A Shares) and will own 2,101,738 Class B Shares (approximately 43.2% of the outstanding Class B Shares). Purchaser has sole voting power and sole dispositive power with respect to all such Class A Shares and sole dispositive power with respect to all such Class B Shares. Purchaser has no shared voting power and no shared dispositive power with respect to any Class A Shares and no shared dispositive power with respect to any Class B Shares.


     ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(11) Press Release issued by Monsanto Company on March 7, 1996.

     (a)(12) Press Release issued by Monsanto Company on March 8, 1996.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                          MONSANTO COMPANY

                                          By:        /S/ KARL R. BARNICKOL

                                            ------------------------------------
                                            Name: Karl R. Barnickol
                                            Title:   Associate General Counsel
                                                     and
                                                 Assistant Secretary


Dated: March 8, 1996


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                                  EXHIBIT LIST

                                                                                            PAGE
EXHIBIT NO.                                                                                NUMBER
-----------                                                                                ------


   (a)(1)    Offer to Purchase dated February 7, 1996.                                       **
   (a)(2)    Letter of Transmittal.                                                          **
   (a)(3)    Notice of Guaranteed Delivery.                                                  **
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
             Nominees.                                                                       **
   (a)(5)    Letter from Brokers, Dealers, Commercial Banks, Trust Companies and other
             Nominees to Clients.                                                            **
   (a)(6)    Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.                                                            **
   (a)(7)    Summary Advertisement as published in The Wall Street Journal on February
             7, 1996.                                                                        **
   (a)(8)    Text of Press Release dated February 1, 1996 issued by the Company.             **
   (a)(9)    Notice to Holders of Class A Common Stock of DEKALB Genetics Corporation.       **
  (a)(10)    Letter from Harris Trust and Savings Bank, as Trustee of the DEKALB
             Genetics Corporation Savings and Investment Plan, to Participants in the
             DEKALB Genetics Corporation Savings and Investment Plan.                        **
  (a)(11)    Press Release issued by Monsanto Company on March 7, 1996.
  (a)(12)    Press Release issued by Monsanto Company on March 8, 1996.
   (c)(1)    Investment Agreement dated January 31, 1996 between the Company and the
             Purchaser.                                                                      **
   (c)(2)    Stockholders' Agreement dated January 31, 1996 between the Purchaser and
             certain holders of the Class A Common Stock of the Company.                     **
   (c)(3)    Registration Rights Agreement dated January 31, 1996 between the Company
             and the Purchaser.                                                              **
   (c)(4)    Collaboration Agreement dated January 31, 1996 between the Company and the
             Purchaser.*                                                                     **
   (c)(5)    Corn Borer-Protected Corn License Agreement dated January 31, 1996 between
             the Company and the Purchaser.*                                                 **
   (c)(6)    Glyphosate-Protected Corn License Agreement dated January 31, 1996 between
             the Company and the Purchaser.*                                                 **
   (c)(7)    CaMV Promoter License Agreement dated January 31, 1996 between the Company
             and the Purchaser.*                                                             **


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*  Agreement subject to a request for confidential treatment.

** Previously filed.


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